United States

Securities And Exchange Commission
Washington, DC 20549

FORM 8-K

Current Report Pursuant to
Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 27, 2023

First Busey Corporation

(Exact Name of Registrant as Specified in Charter)

Nevada	0-15950	37-1078406
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 W. University Ave.

Champaign, Illinois 61820

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (217) 365-4544

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	BUSE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b- 2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On November 27, 2023, First Busey Corporation, a Nevada corporation (“Busey”), entered into an Agreement and Plan of Merger (the “Agreement”) with Merchants and Manufacturers Bank Corporation, an Illinois corporation (“M&M”).  Pursuant to the terms of the Agreement, M&M will merge with and into Busey, with Busey as the surviving corporation (the “Merger”).

Under the terms of the Agreement, M&M’s stockholders will have the right to receive for each share of M&M common stock, at the election of each stockholder, and subject to proration, (i) $117.74 in cash, (ii) 5.7294 shares of Busey common stock, or (iii) mixed consideration of $34.55 in cash and 4.0481 shares of Busey common stock, with total consideration to consist of approximately 71% stock and 29% cash. Based upon Busey’s 20-day volume-weighted average closing price as of November 24, 2023, the aggregate implied transaction value is approximately $41.6 million.

It is anticipated that Merchants and Manufacturers Bank, M&M’s wholly-owned bank subsidiary (“M&M Bank”), will be merged with and into Busey’s bank subsidiary, Busey Bank, at a date following the completion of the Merger. At the time of the bank merger, M&M Bank’s banking offices will become branches of Busey Bank. As of September 30, 2023, M&M had total consolidated assets of $473.2 million, total loans and leases of $405.9 million and total deposits of $398.5 million.

The transaction is subject to regulatory approvals, approval by M&M’s stockholders and certain closing conditions. The transaction is expected to close in the second quarter of 2024.

The Agreement contains customary representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. The Agreement also contains provisions limiting the activities of M&M and M&M Bank that are outside the ordinary and usual course of business, including restrictions on employee compensation, certain acquisitions and dispositions of assets and liabilities, and solicitations relating to alternative acquisition proposals, pending the completion of the Merger. Certain of the directors and executive officers of M&M have executed a voting agreement in which they have agreed to vote their shares of M&M common stock in favor of approval of the Agreement.

The information set forth above does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Agreement have been made only for purposes of, and were and are solely for the benefit of the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive the consummation of the Merger, and (ii) were made only as of the date of the Agreement (and reassessed as of the closing date) or such other date as is specified in the Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding Busey or M&M, their respective affiliates or their respective businesses. The Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Busey, M&M, their respective affiliates or their respective businesses, the Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of M&M and a prospectus of Busey, as well as in the Forms 10-K, Forms 10-Q and other documents that Busey files with or furnishes to the Securities and Exchange Commission (“SEC”).

Item 7.01.  Regulation FD Disclosure

In connection with the execution of the Agreement discussed in Item 1.01 above, Busey and M&M issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

From time to time on and after November 27, 2023, Busey and M&M intend to provide supplemental information regarding the proposed transaction to analysts and investors in connection with certain presentations. A copy of the supplementary information is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

The information furnished pursuant to this Item and the related exhibits shall not be deemed “filed” by Busey for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Special Note Concerning Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey and M&M. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and M&M’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in this Current Report on Form 8-K, including forward-looking statements, speak only as of the date they are made, and neither Busey nor M&M undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and M&M to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and M&M will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of M&M with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of M&M’s stockholders; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Disease 2019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli-Palestinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or M&M’s general business (including changes in response to the recent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or M&M’s assets (including the impact of the London Interbank Offered Rate phase-out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, including the acquisition of M&M and the performance of M&M’s life equity loan business; (xviii) unexpected outcomes of existing or new litigation involving Busey or M&M; (xix) fluctuations in the value of securities held in Busey’s or M&M’s securities portfolio; (xx) concentrations within Busey’s or M&M’s loan portfolio, large loans to certain borrowers, and large deposits from certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (xxii) the level of non-performing assets on Busey’s or M&M’s balance sheets; (xxiii) interruptions involving information technology and communications systems or third-party servicers; (xxiv) breaches or failures of information security controls or cybersecurity-related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’s filings with the SEC.

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of M&M that also constitutes a prospectus of Busey, which will be sent to the stockholders of M&M. M&M’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, M&M and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by Busey and M&M can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Busey’ website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4630, or from M&M, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr., P.O. Box 200, Channahon, Illinois 60410 or by calling (630) 575-9700.

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in this Transaction

Busey, M&M and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits

2.1	Agreement and Plan of Merger between First Busey Corporation and Merchants and Manufacturers Bank Corporation, dated November 27, 2023*

99.1	Joint Press Release, dated November 27, 2023

99.2	Investor Presentation, dated November 27, 2023

104	Cover Page Interactive Data File (embedded within the inline XBRL document)

* Busey has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. Busey will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SignatureS

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 27, 2023	First Busey Corporation

	By:	/s/ Jeffrey D. Jones
	Name:	Jeffrey D. Jones
	Title:	Chief Financial Officer